Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

08004172

RECEIVED
2008 AUG -4 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption File No. 82 – 35005

1st August, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated 31st July, 2008 alongwith Un audited Consolidated financial results for the quarter ended 30th June, 2008.

(2) A letter dated 31st July, 2008 alongwith Un audited Stand alone financial results for the quarter ended 30th June, 2008.

(3) A letter dated 31st July, 2008 alongwith Media Release dated 31st July, 2008.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
AUG 12 2008
THOMSON REUTERS

dw 8/11

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

July 31, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Un-audited Consolidated Financial Results for the Quarter ended 30th June, 2008.

Further to our letter dated 22nd July, 2008, we enclose herewith Un-audited Consolidated Financial Results for the quarter ended 30th June, 2008.

Since the Company has significant subsidiaries, in order to disseminate the relevant and complete financial information to the investors / stake holders, the Board of Directors has decided to publish the Un-audited Consolidated Financial Results for the financial year 2008 -09 including the quarter ended 30th June, 2008 in the news papers.

The above financial results were approved by the Board of Directors at its meeting held on 31st July, 2008, pursuant to Clause 41 of the Listing Agreement.

Un-audited Financial Results (Stand alone) for the quarter ended 30th June, 2008, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Consolidated) for the Quarter ended 30th June, 2008

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Three months ended		Previous year ended
		30-Jun-08	30-Jun-07	31-Mar-08
		Unaudited	**Unaudited**	**Audited**
1	Income from Operations	522,947	424,788	1,882,739
2	Other Income	9,270	5,582	24,037
3	**Total Income (1 + 2)**	**532,217**	**430,370**	**1,906,776**
4	**Expenditure**			
	a) Access Charges	62,889	67,021	281,965
	b) License Fee	28,702	29,848	123,864
	c) Employee Cost	35,169	23,141	116,752
	d) Depreciation and Amortisation	86,380	61,915	280,526
	e) Other Expenses	180,449	128,935	562,671
	Total	**393,589**	**310,860**	**1,365,778**
5	Financial Charges (Net)	(23,397)	(12,741)	(39,970)
6 a	Amortisation of Compensation under Employee Stock Option Scheme	6,397		1,617
b	Other Exceptional Items	-	(147)	(128,278)
7	**Profit before Tax (3 - 4 - 5 - 6a - 6b)**	**155,628**	**132,398**	**707,629**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	(1,937)	10,314	28,362
9	**Profit after Tax (before adjustment of Minority Interest and Associates) (7- 8)**	**157,565**	**122,084**	**679,267**
10	Share of Minority Interest	6,304	-	139,006
11	Share of Associates	46	41	147
	Profit after Tax (after adjustment of Minority Interest and Associates) (9 - 10 - 11)	**151,215**	**122,043**	**540,114**
12	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	102,231	103,201
13	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year			2,799,432
14	**Earning per Share (Not annualised)**			
	- Basic (Rs.)	7.33	5.97	26.32
	- Diluted (Rs.)	6.94	5.66	23.22
15	Public Shareholding			
	Number of Shares	699,215,821	679,803,930	699,215,821
	Percentage of Shareholding	33.88%	33.25%	33.88%

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh)

Sl. No.	Particulars	Three months ended		Previous year ended
		30-Jun-08	30-Jun-07	31-Mar-08
		Unaudited	Unaudited	Audited
16	**Segment Revenue**			
	a) Wireless	411,868	337,297	1,521,354
	b) Global	152,596	130,332	547,506
	c) Broadband	56,029	38,329	178,673
	d) Investments	8,150	3,804	15,269
	e) Others / Unallocated	6,224	6,099	27,782
	Total	**634,867**	**515,861**	**2,290,584**
	Less: Inter segment revenue	(102,650)	(85,491)	(383,808)
	Income from Operations	**532,217**	**430,370**	**1,906,776**
17	**Segment Results**			
	Profit / (Loss) before Tax and Financial Charges from each segment			
	a) Wireless	104,862	92,842	412,510
	b) Global	15,845	18,981	83,712
	c) Broadband	19,743	12,718	62,628
	d) Investments	8,150	3,804	15,263
	e) Others / Unallocated	(9,972)	(8,835)	(33,115)
	Total	**138,628**	**119,510**	**540,998**
	Less : Financial Charges (Net)	(23,397)	(12,741)	(39,970)
	Less : Amortisation of Compensation under Employee Stock Option Scheme	6,397	-	1,617
	Less : Other Exceptional Items	-	(147)	(128,278)
	Total Profit before Tax	**155,628**	**132,398**	**707,629**
18	**Capital Employed**			
	(Segment assets - Segment liabilities)			
	a) Wireless	3,334,174	1,693,617	2,994,820
	b) Global	847,935	597,341	859,994
	c) Broadband	452,851	312,763	429,040
	d) Investments	743,140	1,547,416	1,138,100
	e) Others / Unallocated	444,337	184,395	316,218
	Total	**5,822,437**	**4,335,532**	**5,738,172**

NOTES

1 Figures of the previous period have been regrouped and reclassified, wherever required.

2 The Company is pursuing aggressive capex plans which include significant expansion of the nation-wide wireless network. The Company has funded these initiatives primarily by long-term borrowings in foreign currency and Foreign Currency Convertible Bonds (FCCB's). In compliance with Schedule VI of the Companies Act, 1956, and on the basis of legal advice received by the Company, short-term quarterly fluctuations in foreign exchange rates related to such liabilities and borrowings, related to acquisition of fixed assets, are adjusted in the carrying cost of fixed assets. Had the accounting treatment as per AS 11 been continued to be followed by the Company, the net profit after tax for the quarter ended 30th June, 2008 would have been lower by Rs. 10,882 lakh for realised and Rs. 95,450 lakh for unrealised currency exchange fluctuations. This excludes an amount of Rs. 39,912 lakh on FCCB's for which the Company will not be liable, if FCCB's are converted on or before the due dates i.e. 1st May 2011 and 18th February 2012.

3 The Company is operating with Wireless, Broadband, Global, Investments and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of Accounting Standard 17 "Segment Reporting", issued by the Institute of Chartered Accountants of India.

4 The Company has opted to publish Consolidated financial results for the year 2008-09. Standalone financial results, for the quarter ended on 30th June, 2008 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

5 No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 92 complaints were received and all the complaints were resolved.

6 After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st July, 2008.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st July, 2008

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

July 31, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Un-audited Financial Results (Stand alone) for the Quarter ended 30th June, 2008.

Further to our letter dated 31st July, 2008, we enclose herewith Un-audited Financial Results (Stand alone) for the quarter ended 30th June, 2008.

The above financial results were also approved by the Board of Directors at its meeting held on 31st July, 2008, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter ended 30th June, 2008

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Three months ended		Previous year ended
		30-Jun-08	30-Jun-07	31-Mar-08
		Unaudited	Unaudited	Audited
1	Income from Operations	355,797	322,893	1,341,619
2	Other Income	109	76	1,046
3	**Total Income (1 + 2)**	**355,906**	**322,969**	**1,342,665**
4	**Expenditure**			
	a) Access Charges	60,943	62,660	265,357
	b) License Fee	25,000	27,558	112,037
	c) Employee Cost	22,287	16,739	82,249
	d) Passive Infrastructure Charges	40,608	16,714	93,619
	e) Depreciation and Amortisation	52,943	41,553	184,366
	f) Other Expenses	87,916	68,957	298,495
	Total	**289,697**	**234,181**	**1,036,123**
5	Financial Charges (Net)	24,874	1,095	44,517
6	Amortisation of Compensation under Employee Stock Option Scheme	6,397	-	1,617
7	**Profit before Tax (3 - 4 - 5 - 6)**	**34,938**	**87,693**	**260,408**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	200	3,963	1,764
9	**Profit after Tax (7 - 8)**	**34,738**	**83,730**	**258,644**
10	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	102,231	103,201
11	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year			2,380,797
12	**Earning per Share (Not annualised)**			
	i) Basic (Rs.)	1.68	4.10	12.60
	ii) Diluted (Rs.)	1.54	3.88	10.21
13	Public Shareholding			
	Number of Shares	699,215,821	679,803,930	699,215,821
	Percentage of Shareholding	33.88%	33.25%	33.88%

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Three months ended		Previous year ended
		30-Jun-08	30-Jun-07	31-Mar-08
		Unaudited	Unaudited	Audited
14	**Segment Revenue**			
	a) Wireless	281,654	261,464	1,085,553
	b) Global	96,354	98,885	391,770
	c) Broadband	39,110	25,152	116,522
	d) Others / Unallocated	109	75	1,047
	Total	**417,227**	**385,576**	**1,594,892**
	Less: Inter segment revenue	(61,321)	(62,607)	(252,227)
	Income from Operations	**355,906**	**322,969**	**1,342,665**
15	**Segment Results**			
	Profit / (Loss) before Tax and Financial Charges from each segment			
	a) Wireless	28,352	64,187	195,932
	b) Global	21,244	23,753	91,598
	c) Broadband	12,763	3,222	18,156
	e) Others / Unallocated	3,850	(2,374)	856
	Total	**66,209**	**88,788**	**306,542**
	Less : Financial Charges (Net)	24,874	1,095	44,517
	Less : Amortisation of Compensation under Employee Stock Option Scheme	6,397	-	1,617
16	**Total Profit before Tax**	**34,938**	**87,693**	**260,408**
17	**Capital Employed**			
	(Segment assets - Segment liabilities)			
	a) Wireless	1,626,625	957,081	1,456,822
	b) Global	242,396	281,296	264,822
	c) Broadband	300,634	215,181	278,912
	d) Others / Unallocated	2,352,837	2,398,242	2,512,086
	Total	**4,522,492**	**3,851,800**	**4,512,642**

NOTES

1 Figures of the previous periods have been regrouped and reclassified, wherever required.

2 The Company is pursuing aggressive capex plans which include significant expansion of the nation-wide wireless network. The Company has funded these initiatives primarily by long-term borrowings in foreign currency and Foreign Currency Convertible Bonds (FCCB's). In compliance with Schedule VI of the Companies Act, 1956, and on the basis of legal advice received by the Company, short-term quarterly fluctuations in foreign exchange rates related to such liabilities and borrowings, related to acquisition of fixed assets, are adjusted in the carrying cost of fixed assets. Had the accounting treatment as per AS 11 been continued to be followed by the Company, the net profit after tax for the quarter ended 30th June, 2008 would have been lower by Rs. 8,125 lakh for realised and Rs. 70,628 lakh for unrealised currency exchange fluctuations. This excludes an amount of Rs. 39,912 lakh on FCCB's for which the Company will not be liable, if FCCB's are converted on or before the due dates i.e. 1st May 2011 and 18th February 2012.

3 Additions to Fixed Assets include Interest of Rs. 3,470 lakh relating to the year ending March 31, 2008.

4 The Company is operating with Wireless, Broadband, Global and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of Accounting Standard 17 "Segment Reporting", issued by the Institute of Chartered Accountants of India.

5 No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 92 complaints were received and all the complaints were resolved.

6 After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st July, 2008 and the same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Place: Mumbai
Date: 31st July, 2008.

Anil D. Ambani
Chairman

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

July 31, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

We enclose herewith Media Release dated 31st July, 2008, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2008

NET PROFIT UP BY 23.9% TO RS. 1,512 CRORE (US$ 352 MILLION)

REVENUES HIGHER BY 23.7% AT RS. 5,322 CRORE (US$ 1,240 MILLION)

EBITDA HIGHER BY 24.0% AT RS. 2,250 CRORE (US$ 524 MILLION)

RCOM IS THE MOST PROFITABLE INTEGRATED TELECOM COMPANY IN INDIA
EBITDA MARGIN EXPANDS FROM 42.2% TO 42.3%, HIGHEST IN INDIA

NET WORTH EXPANDS TO RS. 26,419 CRORE (US$ 6.2 BILLION)
AND NET DEBT-EQUITY RATIO PLACED AT A CONSERVATIVE 0.49 : 1

AGGRESSIVE NETWORK EXPANSION ACCELERATED WITH RS. 6,969 CRORE (US$ 1.6 BILLION) CAPITAL EXPENDITURE DURING THE QUARTER

COMPANY ON TRACK FOR CAPEX OF RS. 25,000 CRORE (US$ 6 BN) FOR FY2009

Mumbai, July 31, 2008: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the quarter ended June 30, 2008.

Highlights of the financial performance for the quarter are:

- Net Profit of Rs. 1,512 crore (US$ 352 million), higher by 23.9% compared to Net Profit of Rs. 1,220 crore (US$ 301 million) in the corresponding quarter last year.
- EBITDA at Rs. 2,250 crore (US$ 524 million), growth of 24.0%. EBITDA margin expands from 42.2% to 42.3% with strong contributions across all businesses – Wireless, Global and Enterprise
- Revenue growth of 23.7% at Rs. 5,322 crore (US$ 1,240 million) from Rs. 4,304 crore (US$ 1,061 million).
- Return on Net Worth is 34.6% reflecting improved resource utilization.
- Shareholders Equity (Net Worth) increases to Rs. 26,419 crore (US$ 6.2 billion) – among the top three companies in India.
- Conservative capital structure - Net Debt to Equity Ratio maintained at a conservative level of 0.49:1, despite capex spend of Rs. 6,969 crore (US$ 1.6 billion) during the quarter.

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"Reliance Communications has maintained strong operating performance and continues to remain the most profitable telecom company in India.

The company will be investing an aggregate of Rs. 40,000 - 50,000 crores (US$ 10 - 12 bn) between FY2008 and FY2009, the full benefits of which will flow through the next year onwards, leading to significant acceleration in earnings growth."

CORPORATE DEVELOPMENTS

- RCOM announced an unprecedented customer benefit "Unlimited Free STD calls"

RCOM announced a unique plan with unlimited Free STD & Local calls. The product will be available across all existing and new Reliance Mobile customers across Post-paid, Pre-paid and Hello Fixed Wireless Phone customers. The Unlimited Free STD will be offered to all Reliance to Reliance calls, both STD as well as local. The offer comes with a fixed fee (monthly rental) of Rs.440 for the post-paid customers and Rs. 496 for Pre-paid customers.

- RCOM and Alcatel - Lucent forms JV to offer Managed Network Services to Telcos

RCOM and Alcatel-Lucent announced forming a global joint venture to foray in the fast growing $ 16 Bn (Rs. 64,000 Crore) Managed Network Services Industry and will cater to telecom operators, both CDMA and GSM, across the globe. With the unique combination of network management and operations expertise, consulting and IT experience, as well as technology, the Joint Venture would facilitate a proactive, quick-to-respond environment to fast-paced and dynamic market conditions to leading telecom service providers including Reliance Communications.

- Acquisition of Global Managed Network Services provider VANCO Group

Reliance Globalcom, subsidiary of RCOM, signed an agreement to acquire Global Managed Network Services provider VANCO Group who have strong presence in developed markets with the annual revenue of US$ 365 mn (Rs. 1,550 cr) through secure long-term contracts with large enterprise customers. VANCO have over 220 MNC customers which includes AVIS, British Airways, Siemens and Virgin Megastores. VANCO's services are available in over 40,000 locations across 163 countries. 90% of VANCO's revenue is from developed markets like UK, US, France and Germany.

FLAG's reach & capacity along with VANCO's long-term relationships & expertise would be a perfect combination to offer high margin value-added services to enterprise customers.

- Signed strategic alliance with Stealth Communications

Reliance Globalcom, subsidiary of RCOM, signed strategic alliance with Stealth Communications to extend the Worlds Largest VOIP Network – Voice Peering Fabric (VPF) to 50 countries from the present 2 countries. The alliance increases RCOM's network utilization and also acts a low cost sales channel for voice services. VPF is the world's largest peering network for organizations to exchange voice (VoIP) and telephony related services without relying on traditional telephone networks. In 2007, VPF carried a record traffic of 200 Billion Voice minutes, which is projected to double to 400 Billion Voice Minutes this year.

About Reliance Communications

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 2,25,000 crore (US$ 53 billion), net worth in excess of Rs. 58,000 crore (US$ 14 billion), cash flows of Rs. 12,000 crore (US$ 3 billion), net profit of Rs. 8,000 crore (US$ 2 billion) and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of 54 million including over 1.7 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Financial Results summary

(Rs. Crore)

Particulars	3 months ended 30/6/08	3 months ended 30/6/07	Increase / (Decrease)
Turnover			
Wireless	4,119	3,373	*22.1%*
Global	1,526	1,303	*17.1%*
Broadband	560	383	*46.2%*
Diversified	144	99	
Total (post eliminations)	5,322	4,304	*23.7%*
EBITDA			
Wireless	1,662	1,339	*24.1%*
Global	322	324	*-0.5%*
Broadband	271	184	*47.8%*
Diversified	0	-28	
Total (post eliminations)	2,250	1,814	*24.0%*
EBITDA margin	*42.3%*	*42.2%*	*0.1 ppt*
Depreciation	864	619	
Financial Charges (net)	-234	-127	
Exceptional items	64	-2	
PBT	1,556	1,324	*17.5%*
Tax	-20	104	
PAT (before minority interest)	1,576	1,220	
Share of minority interest	64	-	
PAT (after minority interest)	1,512	1,220	*23.9%*

END